06009713

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
AUG 9 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

SEC FILE NUMBER
8- 23135

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kahn Brothers & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue, 22nd Floor,
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Freedman, CPA (212) 509-6700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paul J. Freedman, CPA
(Name – *if individual, state last, first, middle name*)

61 Broadway	New York	New York	10006
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 21 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas G. Kahn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kahn Brothers & Co., Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

DEBORAH M. HARTEN
Notary Public, State of New York
No. 4971497
Qualified in Richmond County
Commission Expires 9-4-06

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KAHN BROTHERS & CO., INC. AND SUBSIDIARY

CONSOLIDATING STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005
(With Independent Auditor's Report Thereon)

KAHN BROTHERS & CO., INC. AND SUBSIDIARY

TABLE OF CONTENTS

Freedman & Co., CPA, P.C.

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Directors of
Kahn Brothers & Co., Inc. and Subsidiary
New York, New York

We have audited the accompanying consolidating statement of financial condition of Kahn Brothers & Co., Inc. and Subsidiary as of December 31, 2005. This consolidating financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidating financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidating financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidating financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidating financial statement referred to above presents fairly, in all material respects, the consolidating financial position of Kahn Brothers & Co., Inc. and Subsidiary as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Freedman & Co., CPA, P.C.
New York, New York
February 20, 2006

61 Broadway, Suite 1405, New York, NY 10006 • (212)509-6700 • Fax (212)509-7192

KAHN BROTHERS & CO., INC. AND SUBSIDIARY

CONSOLIDATING STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

	Consolidated	Elimination Entries	Kahn Brothers & Co., Inc.	Kahn Brothers Investment Management Corporation
ASSETS				
Assets:				
Cash and cash equivalents	$322,336		$242,127	$80,209
Short term investments	2,382,596		2,208,392	174,204
Investments in U.S. treasury bills	299,129		299,129	
Investments in securities at market	359,310		359,310	
Receivable from broker	20,360		20,360	
Accounts receivable	166,931		166,931	
Other investments (Note 4)	6,051,165		4,197,776	1,853,389
Other receivables	1,850		1,850	
Receivable from related parties (Note 3)	8,004		8,004	
Investment in subsidiary		(1,765,302)	1,765,302	
Exchange membership, at cost (market value $3,650,000)	94,500		94,500	
Property and equipment (net of accumulated depreciation and amortization of $204,366)	121,829		121,829	
Other assets	68,840		68,840	
Total assets	$9,896,850	($1,765,302)	$9,554,350	$2,107,802
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities:				
Accrued expenses and deferred income	$890,548		$888,048	$2,500
Deferred income tax payalbe	1,490,000		1,150,000	340,000
Total liabilities	2,380,548	0	2,038,048	342,500
Stockholders' equity:				
Common stock,Class A voting $10 par, 1,600 shares authorized, 905 shares issued and outstanding	9,050	(10,000)	9,050	10,000
Common stock, Class B non-voting $10 par, 900 shares authorized 400 shares issued and outstanding, 71 shares pending	4,710		4,710	
Paid-in capital	263,106	(15,000)	263,106	15,000
Retained earnings	7,323,041	(1,740,302)	7,323,041	1,740,302
	7,599,907	(1,765,302)	7,599,907	1,765,302
Less: Treasury stock at cost; 50 shares	(83,605)		(83,605)	
Total stockholders' equity	7,516,302	(1,765,302)	7,516,302	1,765,302
Total liabilities and stockholders' equity	$9,896,850	($1,765,302)	$9,554,350	$2,107,802

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business

Kahn Brothers & Co., Inc. ("KB&C") is a New York State corporation conducting business as a broker/dealer in securities and a registered investment advisor. Its wholly owned subsidiary, Kahn Brothers Investment Management Corporation ("KBIMC"), manages investments for its own account.

Note 2 - Summary of Significant Accounting Policies:

a) Principles of Consolidation

The accompanying consolidating financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany balances and transactions have been eliminated in consolidation.

b) Revenue Recognition

Securities transactions (and related commission revenue and expense) including transactions in firm investment accounts are recorded by the Company on a settlement date basis which is generally three business days after trade date. Market value of investment positions represents values at the last settlement date in December. At December 31, 2005, there were no material differences between trade date basis and settlement date basis.

c) Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using accelerated methods over the assets' useful lives as follows:

	Consolidated Costs	KB&C Costs	KBIMC Costs	Estimated Life
Furniture and office equipment	$168,041	$168,041	$ -	5 to 7 years
Leasehold improvement	158,154	158,154	-	39 years
	326,195	326,195	-	
Less: Accumulated depreciation	204,366	204,366	-	
	$121,829	$121,829	$ -	

Note 2 - Summary of Significant Accounting Policies (Continued):

d) Reserve for Bad Debt

No bad debt expense was provided in the current year since all receivables were considered collectible.

e) Income Taxes

The provision for income tax represents federal, state and city income taxes due applicable to financial accounting income. Deferred income tax provisions result from timing differences for the recognition of certain revenues and expenses between tax and financial statement accounting purposes.

f) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market instruments and short term investments which are readily marketable to be cash equivalents.

Note 3 - Related Party Transactions

Due from related parties is made up of loans due from various stockholders/shareholders of $8,004.

Note 4 - Marketable Securities and Other Investments

Included in other investments are investments in limited partnerships and certain value funds. Marketable securities and other investments are valued at market value with the resulting difference between cost and market included in income.

Note 5 - Federal and State Income Taxes

The provision for federal income tax differs from the amount of income tax determined by applying the federal statutory rate of 34% to pre-tax income. The primary differences result from providing for state and local income taxes.

Note 6 - Pension and Profit-Sharing Plans

The companies sponsor defined-contribution pension and profit-sharing plans covering substantially all of their employees. Contributions to the profit sharing plan are made at the discretion of the Board of Directors. Amounts charged to operations under the plan for the year ended December 31, 2005 for KB&C amounted to $266,633.

Note 7 - Lease Commitments

The Company leases its premises under non-cancelable leases expiring in 2010. Rental expense of $130,587 is included in the consolidating statement of income and is net of rent adjustments of $128,000. The future minimum annual lease commitments as of December 31,2005 is as follows:

Year	KB&C Amount	KBIMC Amount	Total
2006	316,916	-	316,916
2007	316,916	-	316,916
2008	316,916	-	316,916
2009	316,916	-	316,916
2010	290,510	-	290,510

In addition, the Company is obligated for the payment of certain escalation costs.

Note 8 - Non Voting Common Stock

The Class A shares and the Class B shares are identical, except that the Class B shares have no voting rights.

Note 9 - Capital Ratio

The Net Capital Requirement under Rule 15c3-1 of the Securities and Exchange Commission was $59,203, whereas the Net Capital as computed was $529,434, leaving excess Net Capital of $479,434. The Capital Ratio was independently computed at 168% as against an allowable maximum of 1,500%.

Note 10 - Financial Instruments With Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in introducing transactions for clearance to another broker/dealer on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by the volatile trading markets which may impair the customers' ability to satisfy their obligations to the Firm's clearing broker and their ability to liquidate the collateral at an amount equal to the original contracted amount.

Note 11 - Commitments and Contingencies

The company currently has a $35,000 outstanding letter of credit . This letter of credit is used as security for the lease of Kahn Brothers & Co., Inc. office space. The letter of credit is secured by a treasury bill which matures on February 27, 2006 with a face value of $36,000. The value of the treasury bill of $35,800 at December 31, 2005 is included in other investments.

A copy of the Firm's Consolidated Statement of Financial Condition, as at December 31, 2005, pursuant to S.E.C. Rule is available for examination at the Firm's main office and at the regional office of the Securities and Exchange Commission.